SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Ampex Corporation
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                                     032092108
                                 (CUSIP Number)

                                Craig L. McKibben
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 759-6301
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 1998
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this Statement:  / /

414618.9

                                  SCHEDULE 13D

CUSIP No. 032092108                                                                        Page  2  of   15   Pages
          ----------                                                                            ---    ------
--------------------------------------------                                               -----------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SH Securities Co., LLC
         13-3912827
------------------------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /      (b) / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         N/A

------------------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
          / /
------------------------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------------------------------------------------------------------------------

                            7        SOLE VOTING POWER
                                              400,000
                          ----------------------------------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            8                  SHARED VOTING POWER
                                                0
                         ---------------------------------------------------------------------------------

                            9                  SOLE DISPOSITIVE POWER
                                                400,000
                         ---------------------------------------------------------------------------------

                           10                 SHARED DISPOSITIVE POWER
                                                 0
                         ---------------------------------------------------------------------------------


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
------------------------------------------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
------------------------------------------------------------------------------------------------------------------------------------

                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.9

                                                            SCHEDULE 13D


CUSIP No. 032092108                                                                        Page  3  of   15   Pages
          ---------                                                                             ---    ------
--------------------------------------------                                               -----------------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sherborne Investments Corporation
         51-0364504
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /  (b) / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /


------------------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
                                       1,450,000
                     ---------------------------------------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                    ----------------------------------------------------------------------------------------------------------------
                        8               SHARED VOTING POWER
                                            0
                    ---------------------------------------------------------------------------------------------------------------

                        9               SOLE DISPOSITIVE POWER
                                        1,450,000
                     ---------------------------------------------------------------------------------------------------------------

                        10              SHARED DISPOSITIVE POWER
                                            0
                     ---------------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,450,000
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         / /
------------------------------------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.1%
------------------------------------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------------------------------------------------



                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.9

                                                               SCHEDULE 13D


CUSIP No. 032092108                                                                         Page  4  of   15   Pages
          ---------                                                                              ---    ------
--------------------------------------------                                                ----------------------------------------



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sherborne Holdings Incorporated
         13-3513642
------------------------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /  (b) / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         N/A
------------------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /
------------------------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------------------

                            7        SOLE VOTING POWER
                                              693,566
                          ----------------------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                            8                  SHARED VOTING POWER
                                                     219,656
                          ----------------------------------------------------------------------------------------------------------
                            9                  SOLE DISPOSITIVE POWER
                                                      693,566
                          ----------------------------------------------------------------------------------------------------------
                            10                 SHARED DISPOSITIVE POWER
                                                     0
                          ----------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  913,222
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.0%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         HC
------------------------------------------------------------------------------------------------------------------------------------

                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


414618.9

                                                               SCHEDULE 13D


CUSIP No. 032092108                                                                        Page  5  of   15   Pages
          ---------                                                                             ---    ------
--------------------------------------------                                               -----------------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Newhill Partners, L.P.
         13-3389798
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  / /  (b)  / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /

------------------------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
                                              693,566
                        ------------------------------------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                        ------------------------------------------------------------------------------------------------------------
                           8                  SHARED VOTING POWER
                                                    219,656
                        ------------------------------------------------------------------------------------------------------------
                           9                  SOLE DISPOSITIVE POWER
                                                    693,566
                        ------------------------------------------------------------------------------------------------------------
                           10                 SHARED DISPOSITIVE POWER
                                                      0
------------------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  913,222
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

------------------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.0%
------------------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
------------------------------------------------------------------------------------------------------------------------------------

                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.9

                                                               SCHEDULE 13D

CUSIP No. 032092108                                                                        Page  6  of   15   Pages
          ---------                                                                             ---    ------
--------------------------------------------                                               -----------------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sherborne & Company Incorporated
         22-2569328
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /      (b)  / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         N/A
------------------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------------------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------------------------------------------------------------
                            7        SOLE VOTING POWER
                                              1,070,545
                         -----------------------------------------------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                           8                  SHARED VOTING POWER
                                                    219,656
                         -----------------------------------------------------------------------------------------------------------

                           9                  SOLE DISPOSITIVE POWER
                                                    1,070,545
                         -----------------------------------------------------------------------------------------------------------

                          10                 SHARED DISPOSITIVE POWER
                                                  0
                         -----------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,290,201
------------------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

------------------------------------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%
------------------------------------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------------------------------------------------------------


                                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.9

                                                               SCHEDULE 13D

CUSIP No. 032092108                                                                        Page  7  of  15
          ---------                                                                             ---    ---
--------------------------------------------                                               -----------------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Craig L. McKibben
         ###-##-####
------------------------------------------------------------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /      (b) / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS*
         N/A
------------------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /

------------------------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
------------------------------------------------------------------------------------------------------------------------------------

                            7        SOLE VOTING POWER
                                              423,000
                           ---------------------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                             8                  SHARED VOTING POWER
                                                    219,656
                           ---------------------------------------------------------------------------------------------------------

         9                  SOLE DISPOSITIVE POWER
                                     642,656
                           ---------------------------------------------------------------------------------------------------------
         10                 SHARED DISPOSITIVE POWER
                                     2,407,480
                           ---------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,050,136
                           ---------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

                           ---------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.6%
                           ---------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
                           ---------------------------------------------------------------------------------------------------------


                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.9

                                                               SCHEDULE 13D

CUSIP No. 032092108                                                                        Page  8  of   15   Pages
          ----------                                                                            ---    ------
--------------------------------------------                                               -----------------------------------------


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Edward J. Bramson
------------------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  / /  (b)  / /
         N/A
------------------------------------------------------------------------------------------------------------------------------------

3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------

4        SOURCE OF FUNDS*

         PF/SC
------------------------------------------------------------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  / /
------------------------------------------------------------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
------------------------------------------------------------------------------------------------------------------------------------

                            7        SOLE VOTING POWER
                                              5,682,955
------------------------------------------------------------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
------------------------------------------------------------------------------------------------------------------------------------
                           8                  SHARED VOTING POWER
                                                   219,656
------------------------------------------------------------------------------------------------------------------------------------

                           9                  SOLE DISPOSITIVE POWER
                                                   5,682,955
------------------------------------------------------------------------------------------------------------------------------------

         10                 SHARED DISPOSITIVE POWER
                                     2,407,480
------------------------------------------------------------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  8,310,091
------------------------------------------------------------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

------------------------------------------------------------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18%
------------------------------------------------------------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IN
------------------------------------------------------------------------------------------------------------------------------------


                                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



414618.9

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D



         This Amendment No. 11 amends certain of the information contained in the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), filed by the parties named below and certain other parties (collectively, "Filing Parties") relating to the Class A Common Stock ("Class A Stock") of Ampex Corporation (the "Company"). Certain information in the Schedule 13D which has not changed since the filing of the most recent amendment thereto is not restated herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         This Amendment No. 11 is being filed pursuant to Section 13d(1) of the Securities Act of 1934, as amended (the "Exchange Act") and Rule 13d-2 thereunder by the Filing Parties named below, each of whom has a business address at 590 Madison Avenue, 21st Floor, New York, NY 10022.

         1. SH Securities Co. LLC, a New York limited liability company ("SHS"), of which Edward J. Bramson, one of the Filing Parties, is the sole managing member. SHS's principal business is the ownership of Class A Stock of the Company. SHS has no other executive officers or directors.

         2. Sherborne Investments Corporation, a Delaware corporation ("SIC"), of which Edward J. Bramson, one of the Filing Parties, is the sole stockholder. SIC's principal business is the ownership of Class A Stock of the Company.

         3. Sherborne Holdings Incorporated, a Delaware corporation ("SHI"). SHI is a holding company whose principal business is the ownership of shares of the Company.

         4. Newhill Partners, L.P. ("NLP"), a Delaware limited partnership, which owns all of the outstanding stock of SHI. NLP's principal business is to acquire, hold and dispose of business entities, directly or through subsidiaries and holding companies. The General Partner of NLP is SCI (defined below).

         5. Sherborne & Company Incorporated, a Delaware corporation ("SCI"), the General Partner of NLP. SCI is owned by Edward J. Bramson, who is its sole stockholder. SCI's principal business is to act as General Partner of NLP.

                                                              Page 9 of 15 Pages

414618.9

         6. Craig L. McKibben, Vice President, Treasurer, Chief Financial Officer, and a director of the Company. Mr. McKibben is also an officer and director of each other corporation that is a Filing Party herein (other than SIC) and a limited partner of NLP.

         7. Edward J. Bramson, Chairman of the Board, President and Chief Executive Officer of the Company. Mr. Bramson is also the chief executive officer and a director of each other corporation that is a Filing Party herein.

         Additional information regarding the Filing Parties named above is contained in Item 2 and Schedule 1 of the Schedule 13D and is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         Since the date of filing of Amendment No. 10 to the Schedule 13D, the Filing Parties named herein have entered into the following transactions in the Company's Class A Stock, using the funds indicated below:

         (a) On or about October 29, 1997, Mr. Bramson purchased from the Company 150,000 shares of Class A Stock at a purchase price of $3.125 per share.

         (b) On or about November 7, 1997, Mr. Bramson purchased from the Company 175,000 shares of Class A Stock at a purchase price of $3.3125 per share.

         (c) On or about February 18, 1998, Mr. Bramson purchased from the Company 75,000 shares of Class A Stock at a purchase price of $2.9375 per share.

         The purchase price for the shares sold to Mr. Bramson was based on the reported closing price for the Company's Class A Stock on the American Stock Exchange on the dates immediately preceding the dates the Company's Board of Directors approved each such purchase. In each case, the purchase price was paid 20% in cash by Mr. Bramson, using personal funds, and the balance by Mr. Bramson's promissory note secured by a pledge of the purchased shares.

         (d) On July 18, 1997, the Board of Directors granted to Mr. McKibben 40,000 options to purchase shares of Class A Stock under the Company's 1992 Stock Incentive Plan, at an exercise price of $4.875 per share. In October, 1997, the Board of Directors approved the exchange of these options, plus 25,000 other options then held by Mr. McKibben, for new options with an exercise price of $3.125 per share.

Item 4.  Purpose of the Transaction.

         (a) Mr. Bramson acquired the shares reported in Item 3(a) and (b) for the purpose of increasing his equity investment in the Company. As set forth in
Item 5(a)(vii), Mr. Bramson is deemed to hold beneficial ownership of approximately 18% of the outstanding Class A Stock. Accordingly, Mr. Bramson may be in a position to exercise significant influence on the management and affairs of the Company.


                                                             Page 10 of 15 Pages

414618.9

         (b) The Board of Directors of the Company granted to Mr. McKibben the options reported in Item 3(d) as incentive compensation in accordance with the purposes of the Stock Incentive Plan.

         (c) One or more of the Filing Parties named in the Schedule 13D, including Mr. Bramson, may from time to time in the future acquire additional shares of Class A Stock, or dispose of Class A Stock owned by such Party, in open market or privately negotiated transactions, depending upon market conditions, personal investment considerations, or other factors.

Item 5.  Interest in Securities of the Issuer.

         (a)      As of the close of business on March 31, 1998:

                  (i) SHS owned 400,000 shares of Class A Stock of the Company, representing approximately 0.9% of the outstanding shares of Class A Stock of the Company.

                  (ii) SIC owned 1,450,000 shares of Class A Stock of the Company, representing approximately 3.1% of the outstanding shares of Class A Stock of the Company.

                  (iii) SHI owned directly or through a wholly-owned subsidiary 693,566 shares of Class A Stock. In addition, SHI holds the right to vote 219,656 shares of Class A Stock as holder of a voting proxy with respect to such shares granted by Craig L. McKibben. Accordingly, SHI is deemed to be the beneficial owner of an aggregate of 913,222 shares of Class A Stock, representing approximately 2.0% the outstanding Class A Stock of the Company.

                  (iv) NLP owned all the outstanding shares of SHI, and is deemed to be the beneficial owner of all shares beneficially owned or controlled by SHI. Accordingly, NLP is deemed to be the beneficial owner of an aggregate of 913,222 shares, representing approximately 2.0%, of the outstanding Class A Stock of the Company.

                  (v) SCI owned directly 376,979 shares of Class A Stock, and SCI is deemed to be the beneficial owner of all shares beneficially owned by NLP, as SCI is the general partner of NLP, the sole stockholder of SHI. Accordingly, SCI is deemed to be the beneficial owner of an aggregate of 1,290,201 shares, representing approximately 2.8% of the outstanding Class A Stock of the Company.

                  (vi) Mr. McKibben owned directly 219,656 shares of Class A Stock, held options to acquire 273,000 shares of Class A Stock under the Company's 1992 Stock Incentive Plan, and held options to acquire 150,000 shares of Class A Stock granted to him by SHI. (Mr. McKibben has granted a proxy to SHI to vote all shares of Class A Stock owned by him on any matter submitted to stockholders of the Company in 1998. If he acquires any shares upon exercise of outstanding stock options or otherwise during 1998, such shares would be subject to such proxy.) In addition, Mr. McKibben serves as co-administrator of the Ampex Retirement Master Trust (the "Ampex Trust"), which holds 2,407,480 shares of Class A Stock, respectively, as to which Mr. McKibben may be deemed to share investment power. Accordingly, Mr. McKibben is deemed to be the beneficial owner of 3,050,136 shares of Class A Stock, representing approximately 6.6% of the Class A Stock of the Company.

                  (vii) Mr. Bramson owned directly 2,759,910 shares of Class A Stock, and held vested options to acquire an aggregate of 2,500 shares of Class A Stock under the Company's 1992 Stock

                                                             Page 11 of 15 Pages

414618.9

Incentive Plan. Mr. Bramson is also deemed beneficially to own 2,920,545 shares of Class A Stock owned or controlled by the other Filing Parties named herein, and 219,656 shares covered by the above-mentioned proxy. In addition, Mr. Bramson serves as co-administrator of the Ampex Trust, which holds 2,407,480 Class A Stock, as to which Mr. Bramson may be deemed to share investment power. Accordingly, Mr. Bramson is deemed to be the beneficial owner of an aggregate of 8,310,091 shares, representing approximately 18% of the outstanding Class A Stock of the Company.

                  (viii) The Filing Parties named herein, collectively, may comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and as a group beneficially own all of the shares owned or controlled by each of the Filing Parties, representing an aggregate of 8,583,091 shares, or approximately 18.5%, of the outstanding Class A Stock of the Company.

         (b)      No change.

         (c) Except as disclosed in Annex A hereto, none of the Filing Parties has effected any transactions in shares of Class A Stock since the filing of the most recent amendment to the Schedule 13D, dated May 31, 1997.

         (d)      No change.

         (e)      Not Applicable.

         (f) The filing of this Statement shall not be construed as an admission by any Filing Party that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose, the beneficial owner of any securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The pledge agreements that secure the promissory notes given by Mr. Bramson in partial payment of the purchase price for the shares of Class A Stock reported herein contain customary provisions giving the Company voting and other remedial rights with respect to the shares in the event of a default. In addition, in the event Mr. Bramson fails to continue to serve as an officer or director of the Company for certain 24 and 36 month periods specified in the agreements, the Company has the option to repurchase at cost up to one-half the shares.

Item 7.  Material Filed as Exhibits.

         The exhibits filed with this Amendment No. 11 are listed in the Exhibit Index which appears elsewhere herein and is incorporated herein by reference.

                                                        Page      12 of 15 Pages

414618.9

         After reasonable inquiry and to the best of its knowledge, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   March 31, 1998

                             SH SECURITIES CO., LLC


                                            By:      /s/Edward J. Bramson
                                                     ---------------------------
                                                     Name:  Edward J. Bramson
                                                     Title: Managing Member


                                            SHERBORNE INVESTMENTS CORPORATION


                                            By:      /s/Edward J. Bramson
                                                     ---------------------------
                                                     Name:  Edward J. Bramson
                                                     Title: President


                                            SHERBORNE HOLDINGS INCORPORATED


                                            By:      /s/Craig L. McKibben
                                                     ---------------------------
                                                     Name:  Craig L. McKibben
                                                     Title: Vice President


                                            NEWHILL PARTNERS, L.P., by its
                                              general partner, Sherborne &
                                              Company Incorporated


                                            By:      /s/Edward J. Bramson
                                                     ---------------------------
                                                     Name:  Edward J. Bramson
                                                     Title: President




                                                        Page      13 of 15 Pages

414618.9

                                            SHERBORNE & COMPANY INCORPORATED


                                            By:      /s/Craig L. McKibben
                                                     ---------------------------
                                                     Name:  Craig L. McKibben
                                                     Title: Vice President



                                                     /s/Craig L. McKibben
                                                     ---------------------------
                                                     Craig L. McKibben


                                                     /s/ Edward J. Bramson
                                                     ---------------------------
                                                     Edward J. Bramson

                                                        Page      14 of 15 Pages

414618.9

                                  EXHIBIT INDEX

         Exhibit A-      Stock Purchase Agreement, dated as of October 29,
                         1997, between the Company and Edward J. Bramson, including forms of promissory note and pledge agreement (filed as Exhibit 10.20 of the Company Form
                         10-K for the fiscal year ended December 31, 1997 (the
                         "1997 10-K") and incorporated herein by reference).

         Exhibit B-      Stock Purchase Agreement, dated as of November 7,
                         1997, between the Company and Edward J. Bramson, including forms of promissory note and pledge agreement (filed as Exhibit 10.21 to the Company's
                         1997 10-K and incorporated herein by reference).


         Exhibit C-      Stock Purchase Agreement, dated as of February 18,
                         1998, between the Company and Edward J. Bramson, including forms of promissory note and pledge agreement (filed as Exhibit 10.22 to the Company, 1997 10-K and incorporated herein by reference).



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